Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 3, 2021

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention Alan Campbell and Christine Westbrook

Re:	Leisure Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 16, 2021
Amendment No. 2 to Registration Statement on Form S-4
Filed April 19, 2021
Amendment No. 3 to Registration Statement on Form S-4
Filed April 21, 2021
File No. 333-254279

Dear Mr. Campbell and Ms. Westbrook

On behalf of Leisure Acquisition Corp. (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 27, 2021 relating to the above-referenced Form S-4 of the Company.

The Company is concurrently filing Amendment No. 4 to the Form S-4 (the “Amendment”) to address the Staff’s comment via EDGAR.

In this letter, we have recited the comment from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amendment. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment corresponds to the pagination of the Amendment.

The Merger

Financial Terms, page 84

1. We note your response to prior comment 12 and reissue in part. Please expand your disclosure to discuss the extent to which LACQ’s Board of Directors relied on the financial projections provided by Ensysce to support its decision to approve the Transactions. In this regard, clarify whether the projections were accepted or whether management or the Board made any adjustments to these projections and if so, describe such adjustments.

The disclosure under the caption “Financial Terms” on page 84 has been revised to address the Staff’s comment.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 125

2. Refer to prior comment 15. Please tell us the nature of the $5 million payable to one of Ensysce’s vendors, where else you disclose this transaction in the filing, and why the amount is accounted for as an expense of the business combination.

Note 4 on page 125 has been revised to reflect the payment of the $5 million payable in LACQ common stock and LACQ warrants. The payable relates to termination of an agreement by Ensysce with a strategic advisor. Under terms of the termination agreement, the strategic advisor accepted 500,000 private warrants and 500,000 shares of the LACQ common stock, issuable upon the consummation of the transaction. The issuances of the LACQ common stock and the private warrants in respect of the receivable is disclosed in the definition of “Other Stockholders” in the “Frequently Used Terms”, under the caption “Background of the Transactions” in the second paragraph on page 83 and under the caption “Subsequent Events” in the Notes to the Consolidated Financial Statements on page F-39. The amount is accounted for as an expense of the business combination because the payment obligation is triggered by the closing of the transactions.

3. Please refer to prior comment 16. Please disclose the significant assumptions underlying your Black-Scholes valuation of the GEM warrants.

The disclosure in note 7 under the caption Pro Forma Adjustments to the Unaudited Combined Balance Sheet on page 125 has been revised to address the Staff’s comment.

Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 127

4. Please refer to prior comment 15. Please tell us why you do not reflect the transaction costs in the statement of operations and explain in the notes whether you expect the transaction costs to recur.

The transaction costs were incurred subsequent to December 31, 2020 and were not reflected in the December 31, 2020 statement of operations. Accordingly, no adjustment was necessary.

The transactions costs are not expected to recur.

Information about Ensysce

PF614-101 Phase 1 Clinical Trial, page 156

5. We note your response to prior comment 21, which we reissue in part. Please revise to indicate how many doses of PF614 or OxyContin OP were administered to each subject and the time period over which the doses were administered to each subject.

The disclosure on page 157 has been revised to indicate that each subject only received one dose of PF614 or OxyContin OP.

Ensysce’s Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ensysce

Liquidity and capital resources, page 175

6. We note your response to prior comment 25 and reissue. With respect to the federal research grants, please disclose the material terms of the grants including, but not limited to, (i) your obligations under the grants, (ii) whether the grants must be repaid, (iii) the process for obtaining the remaining funding pursuant to the grants and (iv) whether the government has any rights with respect to the intellectual property and/or product candidates that are created with grant proceeds. With respect to the convertible promissory notes, please disclose the counterparties, interest rates, repayment terms, conversion terms and whether the consummation of the transactions contemplated by the registration statement will trigger the conversion of the notes. Finally, please also include a discussion of the material terms of the GEM Facility in this section.

The disclosure on page 176 has been revised in response to the Staff’s request to include additional detail regarding the terms of the convertible promissory notes, the grants and disclosure regarding the material terms of the GEM Facility.

Ensysce Biosciences, Inc. Financial Statements

Note 3. Summary of Significant Accounting Policies

Fair Value Measurement, page F-28

7. Refer to prior comment 31. Please explain why the proposed disclosures do not include quantitative information about the significant unobservable inputs used in the fair value measurement. Refer to ASC 810-10-50-2(bbb)(2). Also, explain to us why you believe that the Form S-4 should not be amended to include the disclosure.

The disclosure on page F-30 has been revised to include quantitative information about the significant unobservable inputs used in the fair value measurement.

* * * *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel Forman
Daniel Forman

cc:	Daniel Silvers, Chief Executive Officer
George Peng, Chief Financial Officer, Treasury and Secretary
Jeffrey Horwitz, Proskauer
Steven Fishman, Proskauer